EXHIBIT (99)(n)(1)

January 27, 2006

Alternative Investment Partners Absolute Return Fund

One Tower Bridge

100 Front Street, Suite 1100

West Conshohocken, Pennsylvania 19428-2881

Ladies and Gentlemen:

We have acted as counsel to Alternative Investment Partners Absolute Return Fund, a Delaware statutory trust (the “Fund”), in connection with formation of the Fund and the offering of interests therein (the “Interests”). The Fund was organized pursuant to a Certificate of Trust and an Agreement and Declaration of Trust, both dated as of April 28, 2005 (together, the “Trust Agreement”) among the Trustees and the holders of shares of beneficial interest issued thereunder (the “Investors”). Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Trust Agreement.

In rendering this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Trust Agreement, the Fund’s Prospectus as filed with the Securities and Exchange Commission on January 27, 2006 and the Statement of Additional Information dated as of February 1, 2006 (collectively, the “Transaction Documents”). With your consent, we have relied upon the accuracy and completeness of the facts, information, covenants, representations and warranties contained in such Transaction Documents. In addition, we have examined such other documents and legal authorities as we have deemed relevant for purposes of expressing the opinion contained herein.

The opinion set forth below is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary Treasury Regulations promulgated thereunder, current administrative rulings and pronouncements of the Internal Revenue Service (the “IRS”), judicial decisions and other applicable authorities in effect as of the date hereof, all of which are subject to legislative, judicial or administrative change or differing interpretation, possibly with retroactive effect. The opinion set forth below is not binding on the IRS, and no ruling with respect to any of the issues raised by this opinion letter has been requested from the IRS. No assurance can be given that the opinion expressed herein will not be challenged by the IRS or sustained by a court.

We undertake no obligation to advise you or any other persons of changes of law or fact that occur after the date hereof, and we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. In rendering the opinion expressed below, we have assumed, with your permission, that (i) the Fund has been and will be formed, operated and owned in accordance with the terms of the Trust Agreement and the provisions of the Delaware Statutory Trust Statute, as amended, (ii) the truthfulness of and compliance with all representations, agreements, and expressions of intent deemed to have been made or entered into by the purchasers of Interests in the Fund (including, without limitation, those contained in the Transaction Documents), and (iii) the Fund has not and will not elect to be classified as a corporation for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3.

Discussion

Treasury Regulation §301.7701-3 provides that an entity such as the Fund will be classified as a partnership for U.S. federal income tax purposes unless it elects to be classified as an association taxable as a corporation. No election has been made to classify the Fund as an association taxable as a corporation. Further, the Trust Agreement contemplates such an election only if the Fund intends to qualify as a regulated investment company under Subchapter M of the Code. Unless the Fund elects to be treated as such a regulated investment company, the Fund will be classified as a partnership for U.S. federal income tax purposes.

A partnership will be treated as publicly traded under Section 7704 of the Code if its interests are traded on an established securities market or on a secondary market or the substantial equivalent thereof. Redemptions of interests in a partnership are treated as transfers of such interests for purposes of determining whether the partnership is publicly traded. Treasury Regulation §1.7704-1(a)(3). Interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof if, taking into account all the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. Treasury Regulation §1.7704-1(c)(1).

Under the Transaction Documents, the Trustees may, from time to time, in their complete and exclusive discretion and on terms and conditions as they may determine, cause the Fund to repurchase Interests in accordance with written tenders. The Fund will not offer, however, to repurchase Interests on more than four occasions during any one Fiscal Year unless it has been advised by legal counsel to the Fund to the effect that more frequent offers would not cause any adverse tax consequences to the Fund or the Investors. Generally, an Investor may request that the Fund repurchase its Interests on each March 31, June 30, September 30 and December 31. An Investor choosing to tender its Interests for repurchase must do so by the Notice Date, which generally will be 45 days before the date as of which Interests are to be repurchased.

Assuming the Fund does not repurchase Interests on more than four occasions during any one Fiscal Year and in view of the advance notice requirement, the relative infrequency of redemptions and the discretion the Trustees have to limit the Fund’s repurchase of Interests, we do not believe that an Investor’s right to redeem its Interest is comparable, economically, to trading on an established securities market.

Opinion

Based upon and subject to the foregoing, we are of the opinion that, as long as no election is made to treat the Fund as a regulated investment company or otherwise as a corporation, the Fund will be treated as a partnership for U.S. federal income tax purposes (and not as an association or publicly traded partnership taxed as a corporation). Accordingly, each Investor will take into account in computing its U.S. federal income tax liability its distributive share of the Fund’s income, gains, losses, deductions and credits.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the references to us under the heading “Tax Aspects” in the Prospectus and Statement of Additional Information.

The opinion set forth herein is as of the date hereof and we disclaim any undertaking to update this letter or otherwise advise you as to any changes of law or fact which may hereinafter brought to our attention. This opinion is rendered solely to you in connection with the above matter. It may not be relied upon by you for any other purpose.

Very truly yours,

/s/ Clifford Chance US LLP